Exhibit (a)(1)(iv)
Offer to Purchase for Cash
by

EMMIS COMMUNICATIONS CORPORATION
of
Up to $6,000,000 in Value of Shares of its 6.25% Series A
Cumulative Convertible Preferred Stock At a Purchase Price Not
Greater than $15.56 per Preferred Share
Nor Less than $12.50 per Preferred Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 30, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

December 1, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Emmis Communications Corporation, an Indiana corporation (“Emmis”), has appointed us to act as Information Agent in connection with its offer to purchase for cash up to $6,000,000 in value of shares of its 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”), at a price not greater than $15.56 nor less than $12.50 per Preferred Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

Emmis will, upon the terms and subject to the conditions of the Offer, determine a single per Preferred Share price that it will pay for Preferred Shares properly tendered and not properly withdrawn from the Offer, taking into account the number of Preferred Shares so tendered and the prices specified by tendering shareholders. Emmis will select the lowest purchase price, not greater than $15.56 nor less than $12.50 per Preferred Share, that will allow it to purchase $6,000,000 in value of Preferred Shares, or a lower amount depending on the number of Preferred Shares properly tendered and not properly withdrawn. If, based on the Final Purchase Price (defined below), Preferred Shares having an aggregate value of less than $6,000,000 are properly tendered and not properly withdrawn, Emmis will buy all Preferred Shares properly tendered and not properly withdrawn. The price Emmis will select is sometimes referred to as the “Final Purchase Price.” All Preferred Shares properly tendered prior to the Expiration Date at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the Offer at the Final Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase. However, if the application of the “odd lot” priority would result in our non-compliance with the listing standards of the Nasdaq-GS, Emmis will not apply such priority. Under no circumstances will interest be paid on the purchase price for the Preferred Shares, regardless of any delay in making such payment. All Preferred Shares acquired in the Offer will be acquired at the Final Purchase Price. Emmis reserves the right, in its sole discretion, to change the per Preferred Share purchase price range and to increase or decrease the value of Preferred Shares sought in the Offer, subject to applicable law.

Emmis reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 (“Conditions of the Offer”) of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Preferred Shares having an aggregate value in excess of $6,000,000, or such greater amount as Emmis may elect to pay, subject to applicable law, have been validly tendered, and not properly withdrawn before the Expiration Date, at prices at or below the Final Purchase Price, Emmis will accept the Preferred Shares to be purchased in the following order of priority: (i) from all holders of “odd lots” of less than 100 Preferred Shares who properly tendered all their Preferred Shares at or below the Final Purchase Price and do not properly withdraw them before the Expiration Date (partial tenders will not qualify for this preference), (ii) from all other shareholders who properly tender Preferred Shares at or below the Final Purchase Price, on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase and with appropriate adjustment to avoid purchases of fractional Preferred Shares; and (iii) only if necessary to permit Emmis to purchase $6,000,000 in value of Preferred Shares (or such greater amount as Emmis may elect to pay, subject to applicable law), from holders who have tendered Preferred Shares subject to the condition that a specified minimum number of the holder’s Preferred Shares be purchased if any Preferred Shares are purchased in the Offer as described in the Offer to Purchase (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Preferred Shares are conditionally tendered must have tendered all of their Preferred Shares. Therefore, it is possible that Emmis will not purchase all of the Preferred Shares tendered by a shareholder even if such shareholder tenders its Preferred Shares at or below the Final Purchase Price. Preferred Shares tendered at prices greater than the Final Purchase Price and Preferred Shares not purchased because of proration provisions will be returned to the tendering shareholders at Emmis’ expense promptly after the Expiration Date. See Section 1 (“Number of Preferred Shares; Proration”), Section 3 (“Procedures for Tendering Preferred Shares”) and Section 5 (“Purchase of Preferred Shares and Payment of Purchase Price”) of the Offer to Purchase.

The Offer is not conditioned on any minimum number of Preferred Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 (“Conditions of the Offer”) of the Offer to Purchase.

Emmis’ directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. See Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares of the Company”) of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Preferred Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3. Notice of Guaranteed Delivery to be used to accept the Offer if the Preferred Share certificates and all other required documents cannot be delivered to the Depositary before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

4. A letter to clients that you may send to your clients for whose accounts you hold Preferred Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to BNY Mellon Shareowner Services, as Depositary for the Offer.

YOUR PROMPT ACTION IS REQUESTED.  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 30, 2011, UNLESS THE OFFER IS EXTENDED.

For Preferred Shares to be tendered properly pursuant to the Offer, one of the following must occur: (1) the certificates for such Preferred Shares, or confirmation of receipt of such Preferred Shares pursuant to the procedure for book-entry transfer set forth in Section 3 (“Procedures for Tendering Preferred Shares”) of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as described in Section 3 (“Procedures for Tendering Preferred Shares”) of the Offer to Purchase) in the case of a book-entry transfer, must be received before 5:00 p.m., New York City Time, on Friday, December 30, 2011 by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, or (2) shareholders whose certificates for Preferred Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 (“Procedures for Tendering Preferred Shares”) of the Offer to Purchase.

Emmis will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Information Agent, as described in Section 16 (“Fees and Expenses”) of the Offer to Purchase) for soliciting tenders of Preferred Shares pursuant to the Offer. Emmis will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Preferred Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Emmis, the Information Agent or the Depositary for purposes of the Offer. Emmis will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Preferred Shares except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Information Agent at its telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, BNY Mellon Shareowner Services, at: (866) 301-0524.

Very truly yours,

BNY Mellon Shareowner Services,

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF EMMIS, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

3